Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2021 FINANCIAL

RESULTS

ATHENS, Greece, February 2, 2022 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2021.

Highlights

Three-month periods ended December 31,
	2021	2020	Increase
Revenues	$63.6 million	$35.1 million	81%
Expenses	$35.7 million	$24.6 million	45%
Net Income	$40.0 million	$7.3 million	448%
Net Income per common unit	$2.03	$0.38	434%
Average number of vessels[1]	19.3	14.0	38%

•	Announced common unit distribution of $0.15 for the fourth quarter of 2021, which represents an increase of 50% compared to the common unit distribution paid in the third quarter of 2021.

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the fourth quarter of 2021 were $37.9 million and $6.9 million, respectively.

•	Took delivery of four LNG carriers (“LNGC”), successfully completing the six 174,000 Cubic Meter (“CBM”) latest generation X-DF LNGC acquisition program.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•	Successfully concluded a €150.0 million Senior Unsecured Bond (the “Bond”) issue on the Athens Exchange.

•	Delivered the M/V ‘Adonis’ to its new owners on December 13, 2021.

Overview of Fourth Quarter 2021 Results

Net income for the quarter ended December 31, 2021 was $40.0 million, compared with net income of $7.3 million for the fourth quarter of 2020. Net income for the fourth quarter of 2021 includes a gain from the sale of M/V ‘Adonis’ of $21.4 million. After taking into account the interest attributable to the general partner, net income per common unit for the quarter ended December 31, 2021, was $2.03 (or $0.94 if the gain from the sale of M/V ‘Adonis’ is excluded), compared to net income per common unit of $0.38 for the fourth quarter of 2020.

Total revenue was $63.6 million for the quarter ended December 31, 2021, compared to $35.1 million during the fourth quarter of 2020. The increase in revenue was primarily attributable to the net increase in the average number of vessels in our fleet by 38%, following the acquisition of three 5,100 Twenty-foot Equivalent Unit (“TEU”) containers in February 2021, which generated $4.1 million of total revenue during the fourth quarter of 2021 and the acquisition of six LNGCs during the second half of 2021 contributing $22.1 million of total revenue in the fourth quarter of 2021, partly set off by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the sale of the M/V ‘Adonis’ in December 2021.

Total expenses for the quarter ended December 31, 2021 were $35.7 million, compared to $24.6 million in the fourth quarter of 2020. Voyage expenses for the quarter ended December 31, 2021 increased to $3.2 million, compared to $1.9 million in the fourth quarter of 2020, primarily due to the increase in the average size of our fleet and the increase in the voyage expenses incurred by one of the vessels in our fleet employed under voyage charters, compared to the respective period in 2020. Total vessel operating expenses during the fourth quarter of 2021 amounted to $14.9 million, compared to $10.3 million during the fourth quarter of 2020. The increase in vessel operating expenses was mainly due to the net increase in the average size of our fleet. Total expenses for the fourth quarter of 2021 also included vessel depreciation and amortization of $14.8 million, compared to $10.7 million in the fourth quarter of 2020. The increase in depreciation and amortization during the fourth quarter of 2021 was mainly attributable to the net increase in the average size of our fleet. General and administrative expenses for the fourth quarter of 2021 amounted to $2.7 million, compared to $1.8 million in the fourth quarter of 2020. The increase in general and administrative expenses was mainly attributable to fees and expenses incurred in connection to the acquisition of the four LNGCs during the fourth quarter of 2021 and the Bond issue on the Athens Exchange.

Total other expense, net for the quarter ended December 31, 2021 was $9.2 million compared to $3.2 million for the fourth quarter of 2020. Total other expense, net includes interest expense and finance cost of $8.9 million for the fourth quarter of 2021, as compared to $3.4 million for the fourth quarter of 2020. The increase in interest expense and finance cost was attributable to the increase in the Partnership’s total outstanding indebtedness, partly offset by the decrease in the LIBOR weighted average interest rate compared to the fourth quarter of 2020.

Capitalization of the Partnership

As of December 31, 2021, total cash amounted to $31.0 million. Total cash includes restricted cash of $10.6 million which represents the minimum liquidity requirement under our financing arrangements and Bond.

As of December 31, 2021, total partners’ capital amounted to $525.5 million, an increase of $103.4 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the year ended December 31, 2021, $15.3 million representing the value of 1.15 million common units issued as part of the consideration paid for the acquisition of the LNGC ‘Aristos I’ and the LNGC ‘Aristarchos’ on September 3, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $7.6 million and the repurchase of the Partnership’s common units for an aggregate amount of $4.5 million.

As of December 31, 2021, the Partnership’s total debt was $1,317.4 million, reflecting an increase of $937.7 million compared to $379.7 million as of December 31, 2020. The increase is attributable to the assumption of $876.3 million of total indebtedness in connection with the acquisition of the six LNGCs, the incurrence of $36.0 million of indebtedness in aggregate in connection with the acquisition of the three 5,100 TEU container vessels in February 2021 and the issuance of €150.0 million ($170.9 million) Bond on the Athens Exchange. The increase was partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the M/V ‘Adonis’ in December 2021 and the debt repayment under the respective financing arrangements in the total amount of $96.2 million and scheduled principal payments of $49.3 million during the period.

Operating Surplus

Operating surplus for the quarter ended December 31, 2021 amounted to $37.9 million, compared to $25.8 million for the previous quarter ended September 30, 2021 and $20.7 million for the fourth quarter of 2020. We allocated $31.0 million to the capital reserve, an increase of $16.5 million compared to the previous quarter due to the increased debt amortization resulting from the acquisition of four LNGCs in the fourth quarter of 2021 and the inclusion in the capital reserve of $8.5 million corresponding to an additional reserve for the Bond.

Operating surplus for the quarter ended December 31, 2021, after the quarterly allocation to the capital reserve was $6.9 million.

Completion of the Six LNG Carriers Acquisition Program

During the fourth quarter of 2021 the Partnership took delivery of four LNGCs, namely the ‘Attalos’, ‘Asklipios’, ‘Adamastos’ and ‘Aristidis I’, completing the acquisition program of six 174,000 CBM latest generation X-DF LNG carriers built in 2020-2021 at Hyundai Heavy Industries Co., Ltd. The six vessels were acquired for a total consideration of $1,222.8 million comprising (i) $331.2 million of cash on hand including Bond proceeds, (ii) the assumption of $866.3 million of secured debt, (iii) the issuance to the seller of the vessels of 1.15 million common units having an aggregate value of $15.3 million and (iv) $10.0 million of unsecured, interest free seller’s financing.

Issue of Senior Unsecured Bond on The Athens Exchange

In October 2021, the Partnership, through its wholly owned subsidiary, CPLP Shipping Holdings PLC, issued a €150.0 million Bond on the Athens Exchange. The Bond is guaranteed by the Partnership. The Bond will mature in October 2026 and has a coupon of 2.65%, payable semi-annually. In connection with the issuance of the Bond, we entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bond, including the semi-annual interest payments for the period from October 21, 2021 to October 21, 2025 to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the Bond by fixing the principal amount at $174.6 million with a fixed annual interest rate of 3.66%.

Sale of the M/V ‘Adonis’

On December 13, 2021, the Partnership concluded the sale of the M/V ‘Adonis’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) and the vessel was delivered to its new owners, generating gross proceeds from the sale of approximately $49.3 million after repaying outstanding debt. The Partnership recorded an accounting gain on the sale of the vessel in the amount of $21.4 million.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container and LNG industry in general. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the fourth quarter of 2021, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.3 million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the continued distribution and effect of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are very pleased that in the fourth quarter of 2021 we completed our six, latest generation LNG carrier fleet acquisition program, which we set out earlier in the year, valued at more than $1.2 billion, as the remaining four LNGCs joined our fleet. This was achieved by using all financial levers at our disposal including the issue of a Euro 150.0 million Bond listed on the Athens Exchange at an attractive pricing and with minimal common unit equity issuance. The six LNGCs acquisition together with the three panamax container vessels we acquired at the beginning of this year, resulted in an addition of $1.3 billion in book value of assets and approximately $1.5 billion in contracted revenue.”

“We believe that the Partnership is optimally positioned across a number of different fronts to significantly benefit from these transactions in the coming years. First and foremost, we expect these acquisitions to be highly accretive to our earnings and cash flow generation, hence allowing the Partnership to both solidify and increase our common unit distribution over time, as we grow our fleet. As a result, our board has decided to increase the Partnership’s common unit distribution guidance by 50% to $0.60 per year. In addition, we expect to be able to resume our unit buyback program going forward, thus, enhancing the return of capital to our unitholders. Moreover, with these transactions, we have lowered the average age of our fleet from 10.8 years to 7.8 years and decreased the environmental footprint of the Partnership by introducing LNG as fuel of choice for certain of our vessels. At the same time, we are further diversifying our revenue sources and customer base, while we establish our presence in the LNG market with a sizeable fleet and investment. In view of the above, we remain steadfast in our belief that the LNG market is a high growth industry supported by positive long-term fundamentals, as both natural gas and LNG are expected to play a key role in the energy transition to net zero.”

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years. As of December 31, 2021, the Partnership repurchased 382,250 common units since the launching of the unit repurchase plan on February 19, 2021, at an average price of $11.74 per unit.

Quarterly Common Unit Cash Distribution

On January 24, 2022, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.15 per common unit for the fourth quarter of 2021 payable on February 10, 2022 to common unit holders of record on February 3, 2022. This represents an increase of 50% compared to the common unit distribution of the third quarter of 2021.

Market Commentary Update

Container Market

The container market experienced extraordinary market conditions across 2021, with freight and charter rates surging to record highs. Record charter rates in 2021 have been driven by a range of factors, including strong consumer demand, exceptional freight rates, severe logistical disruption and a trend towards longer periods that has restricted tonnage availability, especially in the larger sizes.

Despite the slight easing from the September and October highs, the market remained at very strong levels throughout November and December. The Clarksons Containership Charter Rate Index stood at 362 points in December, down 4% from the November average and down 10% from the late October peak, but remained up 280% since the beginning of 2021. Freight rates also remained exceptionally firm although they appeared to have softened a little from record levels experienced in October 2021.

Analysts estimate container vessel demand to have grown by 6.1% in 2021, slightly higher than previous expectations, with a further expected increase of 3.8% in 2022, while supply growth for 2021 and 2022 is estimated at 4.5% and 3.6%, respectively. The container vessel orderbook stands at 23.4% of the total fleet, up just 0.4% from the previous quarter, indicating a slowdown in newbuilding ordering. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 9% in TEU compared to 13% in the previous quarter.

LNG Carrier Charter Market

The fourth quarter started with the usual seasonal uptick in demand that resulted in a very tight freight market. This trend was inverted in December 2021, when LNG commodity prices in Europe surged, reversing the flow of cargoes and resulting in a weaker spot freight market.

As of quarter end, the LNG fleet orderbook stood at 27% of the total fleet with 30 new orders placed within the quarter. Simultaneously, the current price of a newbuilding vessel for delivery in 2025 and onwards has increased to $220 million. Chartering activity was high during the fourth quarter with two-stroke vessels attracting significant interest and with 11 vessels entering into medium and long term charters. Currently, analysts assess the one-year time charter market for a TFDE LNGC at $87,000 per day. Taking into account the LNG JKM commodity price as of year-end 2021, this would translate into approximately $130,000 per day for a latest generation, two stroke LNGC.

Appointment of new Chief Commercial Officer

We are pleased to announce Mr. Spyros Leoussis has been appointed as Chief Commercial Officer (CCO) of the Partnership, effective January 24, 2022. Notably, Mr. Leoussis brings 18 years of global experience in the LNG shipping and finance industries. He currently serves as Business Development Director of Capital Gas Ship Management Corp. and has previously worked as Head of Planning and Analysis for Nakilat, the largest LNG shipowner in the world and as Senior Consultant for the Treasury of National Bank of Greece.

Common Unit Acquisitions by Capital Maritime & Trading Corp.

Our sponsor, Capital Maritime & Trading Corp. (Capital Maritime) has announced that it has acquired 516,718 common units in the open market during the fourth quarter of 2021. As a result, based on 19,743,266 total Partnership units issued and outstanding (including 348,570 general partner units and 1,153,846 common units issued in September 2021 in connection with the acquisition of the two LNGC’s and excluding 382,250 Treasury Units repurchased under our unit repurchase program), the Marinakis family, including Evangelos M. Marinakis, the chairman of Capital Maritime, may be deemed to beneficially own a 27.3% interest in us.

Conference Call and Webcast

Today, February 2, 2022, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including six latest generation LNG carriers, 11 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions and the effects of COVID-19 on financial condition and operations of CPLP and the container and LNGC industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).

These forward- looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F as supplemented and updated by CPLP’s Form 6-K dated October 12, 2021. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended December 31,		For the years ended December 31,
	2021	2020	2021	2020

Revenues	63,574	35,085	184,665	140,865

Expenses / (income), net:
Voyage expenses	3,229	1,863	10,698	6,301
Vessel operating expenses	13,011	9,030	41,199	33,745
Vessel operating expenses—related parties	1,916	1,268	5,923	4,976
General and administrative expenses	2,747	1,753	8,662	7,195
Gain on sale of vessels	(21,428)	—	(46,812)	—
Vessel depreciation and amortization	14,834	10,678	46,935	41,405

Operating income	49,265	10,493	118,060	47,243

Other income / (expense), net:
Interest expense and finance cost	(8,921)	(3,358)	(20,129)	(16,741)
Other (expense) / income	(323)	133	247	(135)

Total other expense, net	(9,244)	(3,225)	(19,882)	(16,876)

Partnership’s net income	40,021	7,268	98,178	30,367

General Partner’s interest in Partnership’s net income	718	134	1,790	558
Common unit holders’ interest in Partnership’s net income	39,303	7,134	96,388	29,809
Net income per:
Common unit, basic and diluted	2.03	0.38	5.14	1.60
Weighted-average units outstanding:
Common units, basic and diluted	18,986,289	18,194,316	18,342,413	18,194,186

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	20,373	47,336
Trade accounts receivable	6,025	2,855
Prepayments and other assets	4,835	3,314
Inventories	5,009	3,528
Claims	1,442	746

Total current assets	37,684	57,779

Fixed assets
Vessels, net	1,781,858	712,197

Total fixed assets	1,781,858	712,197

Other non-current assets
Above market acquired charters	48,605	34,579
Deferred charges, net	2,771	6,001
Restricted cash	10,614	7,000
Prepayments and other assets	3,638	4,642

Total non-current assets	1,847,486	764,419

Total assets	1,885,170	822,198

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	97,879	35,810
Trade accounts payable	9,823	9,029
Due to related parties	2,785	3,257
Accrued liabilities	11,395	10,689
Deferred revenue	8,919	2,821

Total current liabilities	130,801	61,606

Long-term liabilities
Long-term debt, net	1,211,095	338,514
Derivative liabilities	3,167	—
Below market acquired charters	14,643	—

Total long-term liabilities	1,228,905	338,514

Total liabilities	1,359,706	400,120

Commitments and contingencies

Total partners’ capital	525,464	422,078

Total liabilities and partners’ capital	1,885,170	822,198

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	98,178	30,367
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	46,935	41,405
Amortization and write-off of deferred financing costs	3,122	3,047
Amortization / accretion of above / below market acquired charters	7,287	11,696
Equity compensation expense	2,043	2,049
Change in fair value of derivatives	3,167	—
Unrealized Bond exchange differences	(3,374)	—
Gain on sale of vessels	(46,812)	—
Changes in operating assets and liabilities:
Trade accounts receivable	(3,170)	(165)
Prepayments and other assets	(201)	(1,384)
Inventories	(1,481)	(2,057)
Claims	(696)	339
Trade accounts payable	(252)	3,779
Due to related parties	(472)	(1,999)
Accrued liabilities	2,687	684
Deferred revenue	6,098	(1,005)
Dry-docking costs paid	(1,895)	(6,074)

Net cash provided by operating activities	111,164	80,682

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(368,096)	(185,247)
Proceeds from sale of vessel, net	193,031	—

Net cash used in investing activities	(175,065)	(185,247)

Cash flows from financing activities:
Proceeds from long-term debt	204,266	270,850
Payments of long-term debt	(145,471)	(153,573)
Deferred financing costs paid	(6,131)	(4,765)
Repurchase of common units	(4,499)	—
Dividends paid	(7,613)	(17,075)

Net cash provided by financing activities	40,552	95,437

Net decrease in cash, cash equivalents and restricted cash	(23,349)	(9,128)

Cash, cash equivalents and restricted cash at beginning of year	54,336	63,464

Cash, cash equivalents and restricted cash at end of year	30,987	54,336

Supplemental cash flow information
Cash paid for interest	15,750	15,347
Non-Cash Investing and Financing Activities
Seller’s Credit Agreements	16,000	—
Financing arrangements and credit facility assumed in connection with the acquisition of companies owning vessels	866,344	—
Common units issued in connection with the acquisition of companies owning vessels	15,277	—
Capital expenditures included in liabilities	1,008	2,507
Capitalized dry-docking costs included in liabilities	123	1,649
Deferred financing costs included in liabilities	112	6
Expenses for sale of vessel included in liabilities	1,984	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	20,373	47,336
Restricted cash - non-current assets	10,614	7,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	30,987	54,336

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2021	For the three-month period ended September 30, 2021	For the three-month period ended December 31, 2020
Partnership’s net income	40,021	11,875	7,268

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	16,485	11,819	11,560
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	2,808	2,123	1,854
Gain on sale of vessel	(21,428)	—	—

Operating Surplus prior to capital reserve	37,886	25,817	20,682

Capital reserve	(31,019)	(14,505)	(9,302)

Operating Surplus after capital reserve	6,867	11,312	11,380

Increase in recommended reserves	(3,906)	(9,337)	(9,483)

Available Cash	2,961	1,975	1,897

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.